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                                                                          470685
                                                                   PRESS RELEASE


AEGON CONCLUDES CHANGE IN CORPORATE GOVERNANCE

The required approvals have been received from the appropriate authorities, allowing the proposed changes to the corporate governance of AEGON N.V.

This change had been approved by shareholders in an Extraordinary General Meeting of Shareholders on 9 May 2003.

The relevant documents concerning this change are available on the company's website www.aegon.com


Disclaimer

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "believe", "estimate", "intend", "may", "expect", "anticipate", "predict", "project", "counting on", "plan", "continue", "want", "forecast", "should", "would", "is confident" and "will" and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

.. changes in general economic conditions, particularly in the United States, The
  Netherlands and the United Kingdom;
.. changes in the performance of financial markets, including emerging markets, including:
- the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
- the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;
.. the frequency and severity of insured loss events;
.. changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;
.. changes affecting interest rate levels;
.. changes affecting currency exchange rates, including the euro/US dollar and euro/UK pound exchange rates;
.. increasing levels of competition in the United States, the Netherlands, the
  United Kingdom and emerging markets;
.. changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;
.. regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
.. acts of God, acts of terrorism and acts of war;
.. changes in the policies of central banks and/or foreign governments;
.. customer responsiveness to both new products and distribution channels;
.. competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products; and
.. our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

The Hague, 26 May 2003

Inquiries:
AEGON N.V.                 Group Communications               Investor Relations
                           + 31 70 344 83 44                  + 31 70 344 83 05


For background information please visit the company's web site at www.aegon.com